November 8, 2024 Page 1 of 4 102 Duffy Avenue Hicksville, New York 11801 Telephone: (516) 683-4100 Craig Gifford Senior Executive Vice President and Chief Financial Officer VIA EDGAR November 8, 2024 Mr. Todd Schiffman Mr. Christian Windsor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Re:  New York Community Bancorp, Inc. Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023 Filed March 15, 2024 Form 10-Q for the Fiscal Quarter Ended March 31, 2024 File No. 001-31565 Dear Mr. Schiffman and Mr. Windsor: New York Community Bancorp, Inc. (the “Company,” “NYCB” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated October 16, 2024, regarding the Company’s Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024 in accordance with the Securities Exchange Act of 1934, as amended. To assist your review, we have retyped the text of the Staff’s comments in bold text below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed Q3 2024 10-Q.

November 8, 2024 Page 2 of 4 Amendment No. 1 to Form 10-K Management's Discussion and Analysis of Financial Condition, page 55 1. We note your response to comment 17. In future filings, please clarify management's view of the potential impact of your choice to focus on lending to borrowers who have additional relationships with your banking operations on your ability to maintain or grow your loan portfolio. Similarly, please clarify if this strategy will require additional staff resources to maintain and attract new relationship clients. We have included the following disclosure in our Q3 2024 10-Q: MD&A, Multi-family loans To mitigate our exposure to rent regulated properties, we are curtailing future originations of such loans secured by rent- regulated properties. We are no longer utilizing mortgage brokers to refer loan origination opportunities to us. We are focusing originations and renewal retention on borrowers with whom we will have broader customer relationships beyond lending. Additionally, we are strategically diversifying our loan portfolio to shift from multi-family loans to other loan sectors. We have begun to add experienced commercial banking lenders and credit personnel which will impact our noninterest expense. Form 10-Q for the Fiscal Quarter Ended June 30, 2024 Multi-Family Loans, page 13 2. Reference is made to the second paragraph. It appears that this disclosure is not consistent with your response to comment 11 where you state, "The multi-family loan portfolio had $15.4 billion in loans outstanding that were in their interest-only period as of June 30, 2024." You go on to state that, "Historically, we originated certain loans with an initial interest-only period which was typically 24 months or less. However, policy allowed for the interest-only period to exceed 24 months." In this section of your quarterly report, you state that, "as of the end of the June 30 quarter, the weighted average interest only-period was 22 months." Please discuss in future filings the extent to which the loans that remain in interest only periods represent loans that had been granted longer periods before they entered amortization, including whether the loans shared any characteristics (e.g. size, geographic location, affiliations between the borrowing parties, etc.). Alternatively, revise your disclosure to clarify the interest-only period for your loan portfolio.  ther than the overall multi-family portfolio concentration in the state of New York, there are no particular concentrations associated with the loans in their interest-only period. The length of the average remaining interest-only period relates to policy exceptions granted by our Credit department in 2022 and 2023. We have included disclosure of the average origination-date interest-only period of the remaining interest-only loans.in our Q3 2024 10-Q: MD&A, Multi-family loans Our multi-family loans may contain an initial interest-only period; however, they are underwritten on a fully amortizing basis, including the calculation of the debt service coverage ratio. Whether a borrower qualifies for an interest-only period is based on the individual credit profile of the borrower, particularly the loan-to-value of the property. At September 30, 2024, we had $14.0 billion of multi-family loans in their interest-only period. These loans were originated with an average interest- only period of approximately 36 months. As of September 30, 2024, there is a weighted average interest-only period of approximately 20 months remaining. Approximately 56 percent of these loans enter their amortization period by the end of 2025.

November 8, 2024 Page 3 of 4 Regulatory Capital, page 27 3. Please revise future filings to include the information provided in your response to prior comment 25 related to the regulatory requirements of becoming a Category IV banking organization including your progress to meeting the transition requirements We have included the following disclosure in our Q3 2024 10-Q: MD&A, Regulatory Capital and Requirements of Category IV Standards The Company is a bank holding company subject to regulation, examination and supervision by the Federal Reserve while the Bank is a national bank subject to regulation, examination, and supervision by the Office of the Comptroller of the Currency. Effective October 1, 2023 we became subject to Category IV prudential standards which included heightened requirements related to capital, liquidity and risk management, as follows:  As a Category IV firm we maintain a capital plan approved by the Board of Directors which includes analysis under various company-derived stress scenarios. The Company submitted its 2024 capital plan to the Federal Reserve as required by regulation and received written feedback on the plan and associated governance which it has begun to address as part of the capital planning activities for 2025 and subsequent periods. Category IV institutions are subject to a supervisory stress test every other year. The supervisory stress test will first be applicable to the Company in 2026.  Category IV institutions are required to perform liquidity stress tests that consider the potential impact of market and idiosyncratic stresses over various time horizons, and to maintain an on-balance sheet liquidity buffer at least equal to the 30-day stress horizon. The Company has developed and continues to enhance its liquidity stress capabilities. As a result of the requirement to maintain a liquidity buffer, the Company significantly increased its on balance sheet liquidity during 2024.  Category IV firms are required to prepare and maintain formal resolution plans for actions to be undertaken in the event of firm failure. The FDIC issued a final rule revising the resolution plan requirements effective October 1, 2024. The Company will submit its first resolution plan under the final rule in mid-2025. The Company has a program underway to develop the resolution plan and does not expect any material impact to the Company in developing the plan.  Under regulatory heightened standards, a risk governance framework is required to be developed and maintained to manage and control the risk-taking activities of the firm. Management has developed a written framework and is implementing the various components in an integrated fashion as underlying business processes mature. Heightened standards also require risk limits, metrics, and analytics which monitor the size and direction of key risks in the organization. The Company has established risk limits which are monitored by the Board of Directors and continues to enhance related metrics and analytics.

November 8, 2024 Page 4 of 4 Please do not hesitate to call me at (516) 683-4100 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses. Very truly yours, NEW YORK COMMUNITY BANCORP, INC. By: /s/ Craig Gifford Name: Craig Gifford Title: Senior Executive Vice President and Chief Financial Officer cc: New York Community Bancorp, Inc. Bryan L. Marx